Contact

www.linkedin.com/in/martin-moresco-84842817 (LinkedIn)

Top Skills

Business Strategy
Brand Equity
FMCG

Languages

English (Native or Bilingual)
French (Full Professional)
Portuguese (Full Professional)
Spanish (Native or Bilingual)

Martin Moresco

Co-Founder at DRINK REJOY™
Miami, Florida, United States

Summary

Martin moved from the high-performance corporate world after a journey of twenty years to pursue his passion for personal growth, sports and entrepreneurship.
He started a new venture in the cannabis space by creating the first plant-based sports recovery drink infused with cannabidiol (CBD).
As former Vice President of Danone for Latin America, Caribbean and Europe, Martin focused on serving customers with innovation, finding new opportunities for organic growth and building brands for the long term.
He managed an unparalleled portfolio of global, regional and local brands including Evian, Badoit, Bonafont and other local lovemarks.
Martin holds a bachelor’s degree in Business Administration from Universidad de Ciencias Empresariales y Sociales and executive program from IAE Business School.

Experience

National Padel League
Founder
July 2022 - Present (4 months)
United States

DRINK REJOY™
Co-Founder
April 2019 - Present (3 years 7 months)
Miami/Fort Lauderdale Area

BlissBeverages LLC   Plant-Based food&beverages
Co-Founder & CEO
January 2017 - Present (5 years 10 months)
Miami/Fort Lauderdale Area

Danone

12 years 6 months

Zone Director LATAM, CARIBE, DOM TOM EvianVolvicExport
February 2012 - December 2016 (4 years 11 months)
Miami, Florida

Global Account Director
February 2009 - January 2012 (3 years)
Paris Area, France

Danone Professional Worldwide

National Sales Sr Manager Bonafont Mexico
July 2007 - January 2009 (1 year 7 months)
Mexico

National Sales Sr Manager Danone Waters Argentina
July 2004 - June 2007 (3 years)
Argentina

Danone
6 years 6 months

Trade Marketing & Category Managment Danone Waters Argentina
January 2002 - May 2004 (2 years 5 months)
Argentina

Sales Manager Danone Waters Argentina
December 1997 - December 2001 (4 years 1 month)

PepsiCo
Sales Representative
September 1995 - August 1996 (1 year)

Education

Universidad de Ciencias Empresariales y Sociales